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                                                   FLAG Telecom Holdings Limited
                                                               Emporium Building
                                                                       4th Floor
                                                               69th Front Street
                                                                 Hamilton, HM 12
                                                                         BERMUDA


18 February 1999

GE Capital Project Finance VI Limited
Clarendon House
Church Street West
Hamilton HM 11
Bermuda

Dear Sirs

REGISTRATION RIGHTS

We agree that the registration rights applicable to the Class B shares held by you in the capital of FLAG Limited, shall apply to the ordinary shares in the capital of FLAG Telecom Holdings Limited which are to be issued to you in exchange for the transfer of such shares to us.

Regards.



Director